Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-208652
March 27, 2018

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.875% Notes due 2025

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated March 27, 2018 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated December 21, 2015 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	March 27, 2018

Expected Settlement Date:	April 4, 2018 (T+5)

Anticipated Ratings(1):	A3 by Moody’s Investors Services, Inc. (stable outlook)
BBB+ by S&P Global Ratings (positive outlook)
BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:	Approximately $494.4 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company

Use of Proceeds:

The Company intends to use the net proceeds from this offering to repay a portion of the borrowings outstanding under its $2.0 billion revolving credit facility and, to the extent not used for that purpose, to fund potential investment opportunities and/or for other general corporate purposes. At March 23, 2018, the Company had approximately $672.0 million of outstanding borrowings under its revolving credit facility. Borrowings under the revolving credit facility were generally used to acquire properties. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Security:	3.875% Notes due 2025 (the “notes”)

Principal Amount:	$500,000,000

Maturity Date:	April 15, 2025

Interest Rate:	3.875% per annum, accruing from April 4, 2018

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2018

(1)  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.500%, plus accrued interest, if any

Spread to Benchmark Treasury:	+ 125 basis points

Benchmark Treasury:	2.750% due February 28, 2025

Benchmark Treasury Price/Yield:	100-08+ / 2.707%

Reoffer Yield:	3.957%

Optional Redemption:

Prior to February 15, 2025 (the “Par Call Date”), the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes matured and that accrued and unpaid interest on the notes was payable on the Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 20 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date.

On or after the Par Call Date, the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	756109AV6 / US756109AV67

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
Regions Securities LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Lead Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Stifel, Nicolaus & Company, Incorporated

Senior Co-Managers:	Comerica Securities, Inc.
Raymond James & Associates, Inc.
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Academy Securities, Inc.
Evercore Group L.L.C.
Moelis & Company LLC

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity or its affiliate, who is also a lender under our $2.0 billion revolving credit facility and $250.0 million term loan facility, a fee in connection with this offering.

An affiliate of Wells Fargo Securities, LLC has acted, and may in the future act, as broker in connection with purchases of certain real estate assets by the Company, including assets which may have been or may be purchased with borrowings under the Company’s revolving credit facility, which borrowings may be repaid with net proceeds from this offering.  Upon consummation of these purchases, such affiliate has received and in the future may receive customary brokerage fees paid by the seller.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, BNY Mellon Capital Markets, LLC by telephone (toll free) at 1-800-269-6864, Mizuho Securities USA LLC by telephone (toll free) at 1-866-271-7403, RBC Capital Markets, LLC by telephone (toll free) at 1-866-375-6829, or U.S. Bancorp Investments, Inc. by telephone (toll free) at 1-877-558-2607.